UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2012

Commission File Number 001-33722

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

NEWS RELEASE

Investor relations contact: Mr. Paul Lau	Please refer to the Nam Tai website (www.namtai.com)
E-mail: shareholder@namtai.com	or the SEC website (www.sec.gov) for Nam Tai press releases
and financial statements.

NAM TAI ELECTRONICS, INC.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

AND VICE CHIEF EXECUTIVE OFFICER

SHENZHEN, PRC – March 28, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that Mr. Wang Lu Ping (“Mr. LP Wang”) has been appointed as Chief Executive Officer (“CEO”) of the Company and Mr. Wang Shi Ping (“Mr. SP Wang”) has been appointed as Vice Chief Executive Officer (“VCEO”) of the Company with immediate effect. Their biographies are as follows:

Mr. LP Wang has rejoined Nam Tai as Operations President of the manufacturing plant in Wuxi since September 2011, and is currently appointed as Senior Operations President. From 2006 to 2009, Mr. LP Wang was appointed as Chief Operating Officer and Chief Executive Officer of Zastron Electronic (Shenzhen) Company Limited. From 1997 to 2004, Mr. LP Wang was employed by Nam Tai in various capacities, including Engineering Manager, Assistant General Manager and Managing Director. Prior to joining Nam Tai in 1997, Mr. LP Wang held several management positions in various companies in Taiwan and Malaysia. Mr. LP Wang graduated from Chinese Military Academy in Taiwan. He has over 28 years of managing experience in the field of electronics industry.

Mr. SP Wang joined Nam Tai as an engineer in June 1991, and is currently appointed as Senior Operations President of the manufacturing plant in Shenzhen. During his 21 years service to Nam Tai, Mr. SP Wang held various senior management positions of the subsidiaries of Nam Tai, including Engineering Manager, Assistant Manager of the Production Department, Director Deputy General Manager, Operations Vice President and Operations President for different periods.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date March 28, 2012	By:	/s/ M. K. Koo
Name: M. K. Koo
Title: Executive Chairman and Chief Financial Officer